Exhibit 12.1

CONAGRA FOODS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Thirteen Weeks Ended August 24, 2008	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations before income taxes, equity method investment earnings (loss), and cumulative effect of changes in accounting	$172.4	$696.2	$699.4	$756.8	$769.1	$662.8
Add/(deduct):
Fixed charges	77.9	313.6	308.1	366.2	400.0	386.7
Distributed income of equity method investees	4.6	28.0	13.0	12.8	15.6	24.4
Capitalized interest	(1.0)	(8.2)	(7.1)	(5.0)	(8.6)	(4.4)
Preferred distributions of subsidiary	—	—	—	—	—	(3.5)

Earnings available for fixed charges (a)	$253.9	$1,029.6	$1,013.4	$1,130.8	$1,176.1	$1,066.0

Fixed Charges:
Interest expense	$65.3	$262.4	$256.7	$310.7	$345.0	$339.7
Capitalized interest	1.0	8.2	7.1	5.0	8.6	4.4
Preferred distributions of subsidiary	—	—	—	—	—	3.5
One third of rental expense (1)	11.6	43.0	44.3	50.5	46.4	39.1

Total fixed charges (b)	$77.9	$313.6	$308.1	$366.2	$400.0	$386.7

Ratio of earnings to fixed charges (a/b)	3.3	3.3	3.3	3.1	2.9	2.8

(1)	Considered to be representative of interest factor in rental expense.